SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following is a translation from Hebrew of the Notice of Meeting which was released on July 18, 2006.  The following is provided for convenience only and is not to be considered the definitive or binding document with respect to the matters contained therein.

SAPIENS INTERNATIONAL CORPORATION N.V.

(the “Company”)

NOTICE OF CONVENING OF A GENERAL MEETING

OF HOLDERS OF DEBENTURES (SERIES A) OF THE COMPANY

The Company hereby invites the holders of convertible debentures (Series A) of the Company (the “Debentures”) to participate in a general meeting of the holders of the Debentures, which is to be held on Wednesday, August 9, 2006, at 10 a.m. (Israel time), in the Company’s offices at 3 Meir Weisgal Street, Rabin Science Park, Rehovot (tel. 08-938-2721) (the “Meeting”).

1.

On the Agenda

Adoption of a special resolution concerning a change in the time and manner of payment of the first installment of the principal of the Debentures in circulation, being a payment in a total amount of New Israeli Shekels ("NIS") 24.5 million (linked to the US dollar according to a base rate of 4.3941 NIS to the US dollar),1

1 It is noted that a subsidiary of the Company holds approximately 14% of the nominal value of the Debentures in circulation.

 which is due for payment on December 5, 2006 (the “First Payment of the Principal”) – as set out in greater detail in section 4 of this Notice.

2.

The Debentures – General

On December 3, 2003, the Company issued to the public in Israel, pursuant to a prospectus prepared in accordance with an exemption from the Securities Regulations (Details, Structure and Format of Prospectus), 5729-1969, which was granted to the Company by the Israel Securities Authority (the “Prospectus”), units comprising the Debentures.2

2  Also issued under the Prospectus were Options (Series A) exercisable into Debentures, of which a part was exercised and a part lapsed in March 2004, as well as Warrants (Series 1) exercisable into common shares of the Company until November 21, 2007.

2.1

Payment of the Debentures

Principal on the Debentures

According to the terms of the Debentures, the principal on the Debentures is payable in four equal annual installments, on December 5 of each of the years 2006 to 2009 (inclusive). As stated, the date of payment of the First Payment of the Principal is on December 5, 2006.

Interest on the Debentures

According to the terms of the Debentures, interest on the Debentures is payable twice yearly – on June 5 and on December 5 of each of the years 2004 to 2009 (inclusive), each payment to be made for the six month period ended on the last day before the date of the payment.

Up to the date of this Notice, the Company has made the interest payments to the holders of the Debentures, as obligated by the Prospectus, in full and on time.

2.2

The Trustee and the Collateral for Holders of the Debentures

The Debentures are not secured by a pledge or by collateral. The trustee for the Debentures is Ubank Trust Company Ltd. (formerly – Investec Trust Company (Israel) Ltd.) (the “Trustee”). A notice concerning this Meeting has also been delivered to the Trustee.

3.

Background to the Proposed Changes

3.1

On May 4, 2006, the Trustee called a general meeting of the holders of the Debentures, in which it notified the holders of the Debentures who attended the meeting that the First Payment of the Principal of the Debentures was due to be made at the beginning of December 2006, and that based on the Company’s financial statements and on meetings held by it with the Company’s representatives, it did not deem there to be assured sources for such payment.

3.2

Shortly before the date of this Notice, the Company arrived at the assessment that in light of its present financial situation, it would have difficulty in fully meeting the First Payment of the Principal without detrimentally affecting the Company’s ongoing operations thereafter. Therefore, the Company is convening a general meeting of the holders of the Debentures, for the purpose of approving an arrangement with the holders of the Debentures by which changes will be made in the time and manner of payment of the First Payment of the Principal, as set out in section 4 of this Notice.

3.3

At the end of 2001, the Company decided to focus on information technology (IT) solutions, mainly for the fields of insurance. Pursuant to this decision, the Company developed a suite of modular business solutions, called “INSIGHTTM,” for the fields of insurance, based on the Company’s existing technology. In the course of the period after 2003, the Company experienced delays in the penetration of the insurance market, stemming, in its estimation, from changes that occurred in the global insurance market, from the lengthening of the selling processes for products in this field and from the protraction of the development processes and completion of the Company’s product line accordingly. Additionally, at the same time the Company continued with the development and sale of its application development products (eMergeTM – “rules-based application development suite”), in which field, however, it experienced a continuing decline in the volume of sales over such time period.

3.4

Sales of the Company fell from US$ 52 million in 2003 to US$ 39 million in 2005. The Company’s losses in 2003 amounted to US$ 2 million and increased to US$ 9 million in 2005.

For this reason, in the course of these years, the Company implemented several cost-cutting measures – downsizing the Company’s workforce and reducing its activity in territories to which it attributes a low insurance potential. The Company also entered into various financing arrangements with banks, and, in 2004 and 2005 it reached an arrangement with an investor for the rescheduling of its debts, and in 2005 it raised capital from its controlling shareholder – all this, in order to enable the ongoing operation of the Company. In spite of these measures, as stated, in the Company’s estimation as of the date of this Notice, using its present resources for the purpose of financing the First Payment of the Principal in December 2006 is liable to detrimentally affect the continuation of the Company’s ongoing operations thereafter.

4.

The Proposed Changes

The Company hereby convenes the Meeting for the adoption of a special resolution concerning a change in the time and manner of payment of the First Payment of the Principal of the Debentures in circulation, as follows (“Change in Terms of Payment of the First Payment of the Principal”):

a.

A sum of approximately NIS 12.25 million from the First Payment of the Principal, equal to 50% of the First Payment of the Principal, will be deferred to December 5, 2009 (this being the last date of payment of the principal on the Debentures). For the avoidance of doubt, it is clarified that the interest on this amount will be paid at the times specified in the Prospectus for the payment of interest (see also section 2.1 of this Notice).

b.

Regarding the balance of the First Payment of the Principal in the amount of approximately NIS 12.25 million, equal to 50% of the First Payment of the Principal, the following alternatives will be available to the Company according to the resolution which it will adopt by December 5, 2006: (1) To convert such amount on December 5, 2006 into common shares of € 0.01 par value each of the Company (the “Shares”), at a conversion price equivalent to the price per share at which the investment referred to in section 7.4.4 of this Notice will be made, and to allocate the Shares to the holders of the Debentures; or (2) On December 5, 2006, to pay the said amount to the holders of the Debentures, in cash.

The Company will publish its resolution concerning the alternative chosen by it, as required by law.

5.

Ways of Implementing the Proposed Changes

The Company is acting to reach an arrangement in regards to its financial matters. At the present time, and as set out in sections 7.4.4 and 7.4.5 of this Notice, the Company is acting to enter into a binding agreement pursuant to which an additional investment will be made in the Company’s capital by its controlling shareholder, and it is acting as well to reach arrangements for the deferral and conversion into Shares of a debt of the Company to other shareholders.

Additionally, the Company recently entered into financial arrangements with banks in Israel for the funding of its ongoing operations in the coming year.

The goal of the Company’s current work plan for 2006 and 2007 is to increase average annual sales of the Company by approximately 13%, and to reduce the Company’s losses in 2006 and bring it to a profit in 2007. In the Company’s estimation, completing the measures described above and effecting the Change in Terms of Payment of the First Payment of the Principal could help the Company meet its said work plan, which also includes the Company’s future liabilities to the holders of the Debentures (following the change which is the subject of the Meeting).

The above description concerning the Company’s current work plan and concerning the Company’s estimates is forward-looking information, as defined in the Securities Law, 5728-1968. Said description is based inter alia on forecasts, objectives, appraisals and estimates of the Company, and it might not be realized, in whole or in part, or it might be realized in a different manner than was estimated. The factors which could cause the above description not to be realized, in whole or in part, or to be realized in a different manner than was estimated, are, mainly, the situation, changes and developments in the markets for the Company’s products, the Company’s ability to react to changes in the insurance market, the Company’s ability to adapt its products to its customers’ requirements, the Company’s ability to implement and integrate solutions within reasonable timetables, decisions of potential customers concerning the future of their technology systems, changes in economic, security and political conditions in Israel and the world and/or realization of any of the risk factors described in Item 3.D of the Company’s annual report (on Form 20-F) (see section 7.1 of this Notice).

6.

Estimated Amounts Which the Holders of the Debentures Would Have Received Had the Company Gone into Liquidation

According to the terms of the Debentures, if an interim liquidator would be appointed to the Company by a court, or if a valid resolution would be adopted for the liquidation of the Company (excluding liquidation for the purpose of a merger with another company and/or a change in the Company’s structure), the Trustee would be entitled to make an immediate call on the entire outstanding balance of the Debentures, and it would be obligated to do so if so required in a special resolution adopted by a general meeting of the holders of the Debentures.

Based on the Company’s financial statements for the three months ended March 31, 2006, had the Company already gone into liquidation on the date of the said financial statements, and had an immediate call been made on the entire outstanding balance of the Debentures, then, in the Company’s estimation, the Company’s assets (recoverable assets, such as cash and trade receivables) would have been used to pay the Company’s liabilities to its secured creditors, and the Company would not have been able to pay the said balance.

7.

Relevant Particulars of the Company

7.1

Description of the Company’s Business and Operations

The Company is a foreign company incorporated in the Netherlands Antilles, and is not subject to the companies laws in Israel. The Company’s shares are listed on the NASDAQ in the US (on the NASDAQ Capital Market) and on the Tel Aviv Stock Exchange.

Listing of the Company’s securities on the Tel Aviv Stock Exchange was done by the “dual listing” process pursuant to Chapter E3 of the Securities Law, 5728-1968. Therefore, the Company submits its current and annual reports in accordance with the laws and the regulations applying to it in the US, and publishes these reports in Israel as well.

For a detailed description of the Company and its operations, including a description of the sectors in which it operates, customers, suppliers, special features and risk factors, as well as a description of the Company’s material shareholders, see the Company’s annual report (on Form 20-F) as published by the Company on June 29, 2006 (which includes the Company’s audited annual financial statements for the period ended December 31, 2005), as well as its quarterly report for the three months ended March 31, 2006, copies of which can be accessed on the MAGNA website (www.magna.isa.gov.il), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the Company’s website (www.sapiens.com).

7.2

Intentions or Plans for Arrangements With Other Creditors Apart From the Holders of the Debentures

See section 5 and section 7.4 of this Notice.

7.3

Credit and Borrowers’ Restriction in the Past Two Years

Below are details of the Company’s credit lines in the past two years:

Credit Line from Banks in Israel	Period
US$ 23.8 million	March 2004-July 2004
US$ 19 million	July 2004-June 2005
US$ 18.5 million	June 2005-June 2006
US$ 9.2 million	June 2006-June 2007

7.3.1

In respect of all the aforesaid credit lines the following restrictions were imposed on the Company:

a.

Floating liens (first level), unlimited in amount, on all the property, assets and rights of subsidiaries of the Company in Israel, in favor of the banks.

b.

Mutual guarantees of each of the members of the Company’s group, as security for payment of the debts and liabilities of any of them.

c.

Members of the Company’s group undertook not to pledge their property, assets and rights to any party whatsoever, without receiving the banks’ prior written agreement.

7.3.2

In addition to that stated in section 7.3.1 in respect of the credit lines for the period from March 2004 to June 2005, additional restrictions were imposed as follows:

a.

Total debts and liabilities of all the members of the Company’s group, including the said credit facility, may not exceed US$ 26 million at any time.

b.

The difference between the total of the debts and liabilities of the members of the Company’s group and the amount of cash and/or cash equivalents of the members of the Company’s group may not exceed US$ 6 million.

c.

The proportion of debts and liabilities less cash and/or cash equivalents of all the members of the Company’s group may not exceed, at any time, 70% of the balance of the accounts receivable of the members of the Company’s group, as stated in the quarterly and annual financial statements of the Company.

d.

The Company’s quarterly EBITDA (operating profit plus depreciation and amortization) in 2004 and in the first quarter of 2005, as stated in the reviewed/audited quarterly financial statements of the Company, will be as follows (in thousands of US dollars): Q1 2004 – 500; Q2 2004 – 750; Q3 2004 – 850; Q4 2004 – 1,100; and Q1 2005 – 750.

e.

The rate of ownership, holdings and rights of Formula Systems (1985) Ltd. (“Formula”) in the Company may not decrease below 47%.

7.3.3

In addition to that stated in section 7.3.1, in respect of the credit line for the period from June 2005 to June 2006, additional restrictions were imposed as follows:

a.

Total debts and liabilities of all the members of the Company’s group, including the said credit facility, may not exceed US$ 26 million at any time.

b.

The difference between the total of the debts and liabilities of the members of the Company’s group and the amount of cash and/or cash equivalents of the members of the Company’s group may not exceed US$ 6 million.

c.

The proportion of debts and liabilities less cash and/or cash equivalents of all the members of the Company’s group may not exceed, at any time, 70% of the balance of the accounts receivable of the members of the Company’s group, as stated in the quarterly and annual financial statements of the Company.

d.

The Company’s quarterly EBITDA in the following periods, as stated in the reviewed/audited quarterly financial statements of the Company, will be as follows (in thousands of US dollars): Q3 2005 – 250; Q4 2005 – 500; Q1 2006 – 500; Q2 2006 – 500.

e.

The rate of ownership, holdings and rights of Formula in the Company may not decrease below 50%.

f.

Not later than July 1, 2005 (inclusive), the Company’s shareholders will invest in the shareholders' equity of the members of the Company’s group no less than a sum of US$ 2 million.

g.

The date of payment of the Company’s debt to one of its shareholders will be deferred.

7.3.4

In addition to that stated in section 7.3.1, in respect of the credit line for the period from June 2006 to June 2007, additional restrictions were imposed as follows:

a.

Total debts and liabilities of all the members of the Company’s group, including the said credit facility, may not exceed US$ 9.5 million at any time.

b.

The balance of trade receivables in the Company’s reviewed/audited annual/quarterly consolidated balance sheet may not be less than US$ 6 million.

c.

The Company’s EBITDA according to its financial statements for the period ending December 31, 2006 (consolidated) will be at least US$ 1 million; EBITDA according to the Company’s quarterly financial statements (consolidated) for all the quarters of 2006 will be positive; EBITDA according to the Company’s quarterly financial statements for the six months ending June 30, 2007 (consolidated) will be at least US$ 1 million; and EBITDA according to the Company’s quarterly financial statements (consolidated) for the quarter ending March 31, 2007 and for the quarter ending June 30, 2007 will be positive.

d.

The Company’s shareholders' equity, according to its consolidated financial statements, may not be less than US$ 3 million at any time.

e.

The rate of ownership, holdings and rights of Formula in the Company may not decrease below 50.1%.

f.

The Company’s shareholders will invest in its shareholders' equity no less than a sum of US$ 2 million.

g.

The date of payment of the Company’s debt in the amount of US$ 2 million to one of its shareholders will be deferred until after June 2007, with an option for conversion of US$ 1 million of the said amount into Shares of the Company.

7.4

Transactions between the Company and Interested Parties in the Past Two Years

7.4.1

In April 2000, F.I.D. Holdings Ltd., (today a shareholder of the Company) and Israel Discount Bank Ltd. (the “Investors”) invested US$ 15 million in a subsidiary of the Company – eZoneXchange.com, Inc. (“eZone”). In such private placement the parties also entered into an option agreement pursuant to which the Investors were granted a put option in relation to the Company’s Shares, in consideration of their shares in eZone. In February 2001 the Company decided to discontinue the operations of eZone. Accordingly, the Company and the Investors amended the aforesaid option agreement, and the Investors were given the right to sell back to the Company a part of their shares in eZone, in consideration for cash and Shares of the Company.

In May 2004 the Investors realized a part of the option to sell back to the Company a part of their shares in eZone, and a new agreement was signed with the Investors which replaced the aforesaid amended agreement. Pursuant to the new agreement, in consideration of the balance of the Company’s debt to the Investors as of the date of signing thereof, the Company allocated to the Investors 750,000 Shares of the Company and granted them an option to purchase 350,000 Shares of the Company until December 31, 2007, at a price of US$ 4 per share. Additionally, the Company undertook to pay a debt of US$ 8.6 million to the Investors in two installments: US$ 4.6 million by May 1, 2004 (“May 2004 Payment”), and US$ 4 million by May 1, 2005 (“May 2005 Payment”). The debt bore annual interest of 7.5%. The Company made the May 2004 Payment as required.

7.4.2

In May 2005 the Company signed an additional agreement with the Investors for the purpose of settling the May 2005 Payment. The Company undertook to pay the Investors US$ 2 million in May 2005, US$ 1 million on April 1, 2006 (“April 2006 Payment”), and US$ 1 million on August 1, 2006 (“August 2006 Payment”). The Investors were granted an option to convert the August 2006 Payment into Shares of the Company, at a conversion price of US$ 3.20 per Share. Additionally, the interest rate was reduced to LIBOR (London Interbank Offered Rate) plus 2.5%. In May 2005, the Company paid US$ 2 million to the Investors.

7.4.3

In June 2005, the Company signed an agreement with Formula, the controlling shareholder of the Company, pursuant to which Formula invested US$ 2 million in the Company in consideration of 1,041,667 Shares of the Company, at a price per share of US$ 1.92, which was the average closing price of the Company’s Share on NASDAQ during the ten days before the signing of the Agreement. Following such investment, Formula’s holdings of the Company Shares increased to 58%.

7.4.4

On June 22, 2006, the Company signed a term sheet with Formula, pursuant to which, as part of an over-all arrangement and subject to the parties entering into a binding agreement and meeting the closing conditions of the transaction, Formula is to invest US$ 2 million in the Company in consideration of Shares of the Company, at a price per Share based on the average of the closing prices of the Company’s Shares on NASDAQ during the ten days before the effective date of the binding agreement. During July 2006, in anticipation of the issuance of this Notice and the convening of the Meeting, the Company and Formula updated the term sheet such that Formula’s investment is to be made at a price per Share of US$ 1.28. This price was determined based on the average of the closing prices of the Company’s Shares on NASDAQ during the 10 trading days before July 17, 2006.

7.4.5

On June 27, 2006 the Company entered into a term sheet with the Investors which modified the agreement from May 2005 (described in section 7.4.2 of this Notice). The term sheet established that, as part of an over-all arrangement and subject to the parties entering into a binding agreement and meeting the closing conditions of the transaction, the Investors will convert the April 2006 Payment into Shares of the Company, and the August 2006 Payment will be deferred to August 1, 2007. The conversion price is to be determined according to the same mechanism as in the Company’s agreement with Formula, described in section 7.4.4 of this Notice. During July 2006, in anticipation of the issuance of this Notice and the convening of the Meeting, the Company and the Investors updated the term sheet such that conversion price per Share will be US$ 1.28. This price was determined based on the average of the closing prices of the Company’s Shares on NASDAQ during the 10 trading days before July 17, 2006.

 7.4.6

In November 2005, Mr. Roni Al Dor was appointed as CEO and President of the Company. Mr. Al Dor also serves as a director of the Company. Among his other terms of employment, Mr. Al Dor was granted options to purchase 240,000 Shares of the Company at a price per Share of US$ 1.74. Additionally, Mr. Al Dor was granted options to purchase one million Shares of the Company at a price per Share of US$ 3, in accordance with the Company's special option plan under which, among other things, exercise of the options is conditioned on the employment of Mr. Al Dor by the Company for five years after their issuance. The special option plan will be submitted to the approval of the shareholders of the Company at its annual meeting.

7.5

Pledges, Guarantees and Collateral Relating to the Company’s Assets

For details of floating liens on the Company’s assets in favor of banks in Israel and guarantees between members of the Company’s group, see section 7.3 of this Notice.

Additionally, the Company provided bank guarantees in the ordinary course of business as security for various payments of the Company and the Company’s performance vis-à-vis customers (included in the bank credit lines of the Company as set out in section 7.3 of this Notice).

8.

Required Approvals or Conditions Set for Effecting the Changes in the Debentures

The following approvals are required for effecting the changes in the Debentures:

8.1

A change in the terms of payment of the First Payment of the Principal requires the approval of the general meeting of the holders of the Debentures, for which this document serves as a convening notice.

8.2

Under the law of the Netherlands Antilles (the place of incorporation of the Company) and the Company’s Articles of Association, a change in the terms of payment of the First Payment of the Principal requires the approval of the Company’s board of directors. The board of directors approved the change in the terms of payment of the First Payment of the Principal in its resolutions of June 22, 2006.

8.3

Immediately following the issuance of this Notice, the Company will submit to the SEC and to NASDAQ an immediate report (Form 6-K) concerning the convening of the Meeting, to which an English translation of this Notice will be attached.

9.

Convening of the Meeting, Its Time and Implementation

9.1

The Meeting will convene on Wednesday, August 9, 2006, at 10 a.m. (Israel time), in the Company’s offices at 3 Meir Weisgal Street, Rabin Science Park, Rehovot.

9.2

On the Agenda: Adoption of a special resolution approving the changes in the Debentures as set out in section 4 of this Notice.

9.3

Quorum and Adjourned Meeting: Two holders of the Debentures (present in person or by proxy), holding or representing jointly at least 50% of the balance of the nominal value of the Debentures, will be a quorum for the Meeting, convened for the purpose of adopting a special resolution. If within half an hour of the time appointed for the Meeting a quorum as stated is not present, the Meeting will be adjourned to the same day of the following week, and if such day is not a bank business day – to the next following bank business day, at the same time and place, without further notice, or to another day and another time and place, as agreed and determined by the Trustee and the Company. Two holders of the Debentures (present in person or by proxy), holding or representing jointly at least 10% of the balance of the nominal value of the Debentures, will be a quorum at such adjourned meeting.

9.4

The Required Majority for Approval of the Resolution on the Agenda: The required majority for approval of a special resolution concerning the changes in the Debentures is a majority of not less than 75% of the votes of those present and voting on the resolution.3

3 It is noted that the Company’s subsidiary which holds Debentures (as detailed in footnote 1 to this Notice) will not participate in the vote at the Meeting.

 The resolution will be carried on a poll. Any holder of Debentures (or his or her proxy) is entitled to one vote at the Meeting for every NIS 1 nominal value of the principal on the Debentures in circulation held by him or her.

9.5

Determining Date: Any holder of Debentures at the end of the business day on July 25, 2006 is entitled to participate in the Meeting (the “Determining Date”).

9.6

Entitlement to Participate in the Vote: Any holder of Debentures in whose favor a Debenture is registered with a member of the Tel Aviv Stock Exchange Ltd. and the Debenture is included among the Debentures registered in the name of the nominee company, will be entitled to participate and vote in the Meeting, if he or she presents to the Company a confirmation from the member of the Stock Exchange concerning his or her ownership of the Debenture on the Determining Date, at least 48 hours before the time of the Meeting.

The holders of the Debentures may participate and vote in person and/or by proxy. The power of attorney for the Meeting must be deposited at the Company’s offices at least 48 hours before the time of the Meeting.

10.

Inspection of Documents

The wording of this Notice, the complete wording of the resolution which is to be submitted to the approval of the Meeting and the reports of the Company referred to in section 7.1 above may be inspected at the Company’s office, at 3 Meir Weisgal Street, Rabin Science Park, Rehovot, during regular business hours, up to the time of the Meeting.

Date: July 18, 2006

        SAPIENS INTERNATIONAL CORPORATION N.V.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  July 18, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary

Footnotes